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                                                                   Exhibit 41


                            PRESS RELEASE OLIMPIA SPA

Milan, 15 October 2003 - Olimpia SpA today completed the purchase of 266.3 million Telecom Italia ordinary shares, equivalent to 2.6% of Telecom Italia ordinary share capital, at a unit price of 2.24 euros.

This purchase was carried out at the same time as the sale of 504.8 million convertible bonds "Telecom Italia 2001-2010", at a unit price of 1.17 euros.

The entire operation was carried out with JP Morgan.

Following this transaction, Olimpia owns approx. 1,457 million Telecom Italia ordinary shares, equivalent to approx. 14.16% of Telecom Italia ordinary share capital.

The operation further strengthens the economic and financial structure of Olimpia, while leaving substantially unchanged the Company's net financial position.